SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 12B-25
                      NOTIFICATION OF LATE FILING

X -   Form 10KSB

For period ended December 31, 1999

                                PART I
                        REGISTRANT INFORMATION

Developed Technology Resource, Inc.
7300 Metro Blvd. Suite 550
Edina, MN  55439
                                PART II
                        RULE 12B-25(b) AND (c)

X - (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

                               PART III
                               NARRATIVE

The Company has been unable to obtain sufficient financial data from its foreign subsidiaries in the Former Soviet Union in order to complete its financial statements within the required filing period. The company anticipates that the 10KSB will be filed with the SEC within the extension period.

                                PART IV
                           OTHER INFORMATION

(1)  Contact:  LeAnn H. Davis, CFO                    (612)820-0022

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                            X - Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            X - No

Developed Technology Resource has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


March 28, 2000                        By /s/ LeAnn H. Davis
                                       --------------------------
                                        (LeAnn H. Davis
                                        Chief Financial Officer)